EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(In thousands)

December 31, 2006
(unaudited)
Assets
Current assets:
Cash and cash equivalents	$13,841
Receivables, net	287,474
Inventories	103,157
Deferred income taxes	18,729
Prepaid expenses and other current assets	12,459

Total current assets	435,660
Property, plant and equipment, net	501,691
Goodwill	1,077,133
Identifiable intangible and other assets	193,176

Total	$2,207,660

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$279,128
Income taxes payable	2,654
Current portion of long-term debt	250,112

Total current liabilities	531,894
Long-term debt	502,408
Deferred income taxes	151,123
Other long-term liabilities	81,874
Parent’s net investment:
Parent’s net investment	947,209
Accumulated other comprehensive loss	(6,848)

Total parent’s net investment	940,361

Total	$2,207,660

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(In thousands)

Year Ended
December 31, 2006
(unaudited)
Net sales	$3,641,531
Cost of sales	2,668,105

Gross profit	973,426
Operating costs and expenses:
Selling and distribution	593,655
General and administrative	84,093
Amortization of intangibles	883
Management fee paid to parent	57,796
Facility closing and reorganization costs	11,224

Total operating costs and expenses	747,651

Operating income	225,775
Other expense:
Interest expense	47,368
Other income, net	(82)

Total other expense	47,286

Income from continuing operations before income taxes	178,489
Income taxes	68,251

Income from continuing operations	110,238
Loss from discontinued operations, net of tax	(2,470)

Net income	$107,768

DEAN HOLDING COMPANY
INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT’S NET INVESTMENT
(In thousands)

		Accumulated
		Other	Total
	Parent’s Net	Comprehensive	Parent’s Net	Comprehensive
	Investment	Income (Loss)	Investment	Income
	(unaudited)
Balance, January 1, 2006	$963,546	$(574)	$962,972
Share-based compensation expense	1,896	—	1,896
Activity with parent	(126,001)	—	(126,001)
Net income	107,768	—	107,768	$107,768
Other comprehensive income:
Amounts reclassified to income statement related to hedging activities	—	202	202	202
Cumulative translation adjustment	—	25	25	25
Transfer to parent	—	(27)	(27)	(27)

Comprehensive income				$107,968

Adjustment to initially apply SFAS No. 158	—	(6,474)	(6,474)

Balance, December 31, 2006	$947,209	$(6,848)	$940,361

DEAN HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION
(In thousands)

Year Ended
December 31, 2006
(unaudited)
Cash flows from operating activities:
Net income	$107,768
Loss from discontinued operations	2,470
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,818
Share-based compensation expense	1,896
Gain on disposition of assets	(170)
Write-down of impaired assets	8,493
Deferred income taxes	25,035
Other	482
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(3,569)
Inventories	1,331
Prepaid expenses and other assets	1,756
Accounts payable and accrued expenses	(12,831)
Income taxes payable	(2,398)

Net cash provided by operating activities	208,081

Cash flows from investing activities:
Additions to property, plant and equipment	(75,830)
Proceeds from sale of fixed assets	1,645

Net cash used in investing activities	(74,185)

Cash flows from financing activities:
Repayment of debt	(9,638)
Distribution to parent	(126,473)

Net cash used in financing activities	(136,111)

Decrease in cash and cash equivalents	(2,215)
Cash and cash equivalents, beginning of period	16,056

Cash and cash equivalents, end of period	$13,841